Exhibit 99.2

Enthusiast Gaming Reports First Quarter 2021 Financial Results

Revenue growth of 321% vs the same period last year
Gross Profit up 80% vs same period last year

Direct sales of $2.2 million vs $60 thousand in the same period last year
Subscription revenue growth of 50% vs same period last year

TORONTO, May 12, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX) (TSX:EGLX), (“Enthusiast Gaming” or the “Company”), today announced financial results for the first quarter ended March 31, 2021. All amounts are stated in Canadian dollars unless otherwise indicated.

“Our first quarter results were fueled by our focused acquisition strategy as well as organic growth gains coming from direct sales and premium subscriptions,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “We have leveraged this momentum in our growth strategy, announcing earlier today our accelerated plans to launch a gaming social network and premium subscription offering with the acquisition of Tabwire, enabling us to evolve further into a technology-driven media, esports and entertainment company.”

First Quarter 2021 Highlights:

•	Revenue was $30.0 million, a 321% increase vs Q1 2020 revenue of $7.1 million.
•	Gross profit was $5.9 million, an increase of 80% vs Q1 2020 gross profit of $3.3 million.
•	Net loss and comprehensive loss was $13.6 million, resulting in a net loss and comprehensive loss per share, basic and diluted, of $0.12.
•	Direct advertising sales of $2.2 million, compared to $60 thousand in the same period last year.
•	Paid subscribers grew 49% over the past 12 months to 137,000 paid subscribers as of March 31, 2021.
•	9.9 billion total views across written and video content.
•	Strengthened balance sheet by approximately $50 million with the combination of a bought deal financing for gross proceeds of $42.5 million and the reduction of indebtedness through the conversion of outstanding debentures of approximately $9 million.
•	Announced key partnership deals with Samsung and TikTok.
•	Was ranked as a Top 100 Internet Properties in the United States by Comscore, one of only two gaming properties to make the list alongside Amazon’s TWITCH.TV, and ranked #1 Gaming Information property for unique visitor traffic from mobile devices.
•	Announced and closed subsequent to Q1, the acquisition of Vedatis SAS, owners of Icy Veins, one of the largest Activision Blizzard fan communities.

“We continue to see the benefits of our investments in key areas that drive long-term revenue and margin growth. For any media company, Q1 is seasonally the lowest quarter, but our results are off to a strong start and point to a promising year ahead. As a result, we will continue to execute our strategy of combining accretive acquisitions with organic growth through our proprietary flywheel.”

Significant events subsequent to First Quarter 2021:

•	Signed an integrated and strategic partnership deal with ESPAT TV, a strong producer of gaming and entertainment content across multiple distribution channels, and including ESPAT TV’s Creative Collective, which consists of Ridley Scott Creative Group, Petrol, PRG, and Movers & Shakers, has produced work across the globe partnering with publishers, brands, live events, and advertising agencies alike.
•	Luminosity Gaming, the Company’s esports organization, was ranked by Streams Charts as the most popular esports community on Twitch in March 2021, with 40 million hours watched, outpacing the runner up by more than 15 million hours.
•	Filed a Registration Statement on Form 40-F with the United States Securities and Exchange Commission (“SEC”) becoming a reporting issuer in the United States.
•	Announced that the Company’s common shares were approved for listing on the Nasdaq Global Select Market (“Nasdaq”) under the trading ticker symbol “EGLX” and commenced trading on April 21, 2021.
•	Appointed NFL superstar, Silicon Valley advisor and community leader, Richard Sherman to its Board of Directors.
•	Announced a partnership deal with ExitLag, a Latin American software developer with proprietary technology to improve routing connections for gamers.
•	Filed a short form base shelf prospectus in Canada and the US up to an aggregate total of $250 million.
•	Announced plans to create a subscription-based gaming social network, Project GG, facilitated by entering into a definitive agreement to acquire Tabwire LLC, a technology and data platform that gives gamers the ability to login directly to view their game data in real time with 13 billion gamer profiles, for US$11 million in cash and stock.

Certain information provided in this news release is extracted from the unaudited condensed consolidated interim financial statements (the “Financial Statements”) and Management’s Discussion & Analysis (“MD&A”) of the Company for the three months ended March 31, 2021 and should be read in conjunction with them. It is only in the context of the fulsome information and disclosures contained in the Financial Statements and MD&A that an investor can properly analyze this information. The Financial Statements and MD&A can be found under the Company’s profile on SEDAR and EDGAR.

Earnings Announcement and Supplemental Information

Management will host a conference call and webcast on May 12, 2021, at 5:00 p.m. EDT to review and discuss the first quarter 2021 results.

Conference call dial-in details:

North America (toll-free): +1 877-407-9039
International: +1 201-689-8470
Conference ID: 13718919

A live webcast can be accessed at https://www.enthusiastgaming.com/investors/.

If you are unable to join live, an archived recording of the webcast will be available on the investor relations section of the Enthusiast Gaming website.

About Enthusiast Gaming

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
carmela@providentcomms.com

647-287-2286

Forward Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Such information may involve, but is not limited to, comments with respect to strategies, expectations, planned operations and future actions of the Company. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking information is based on currently available competitive, financial and economic data and operating plans, strategies or beliefs as of the date of this news release, but involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Enthusiast to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors may be based on information currently available to Enthusiast, including information obtained from third-party industry analysts and other third-party sources, and are based on management's current expectations or beliefs regarding future growth, results of operations, future capital (including the amount, nature and sources of funding thereof) and expenditures. Any and all forward-looking information contained in this press release is expressly qualified by this cautionary statement. Trading in the securities of the Company should be considered highly speculative.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

Enthusiast Gaming Holdings Inc.
Consolidated Statements of Financial Position
As at March 31, 2021 and December 31, 2020

(Unaudited - Expressed in Canadian Dollars)

	March 31, 2021	December 31, 2020

ASSETS
Current
Cash	$24,400,296	$4,323,823
Investments	124,997	124,998
Trade and other receivables	18,123,771	22,424,596
Loans receivable	179,391	194,389
Income tax receivable	290,077	290,077
Prepaid expenses	539,770	576,802
Total current assets	43,658,302	27,934,685
Non-current
Property and equipment	325,885	354,850
Right-of-use asset - lease contracts	2,648,341	2,848,400
Long-term investment	2,577,922	2,606,100
Investment in associates	948,492	1,026,910
Long-term portion of prepaid expenses	259,794	263,196
Intangible assets	79,672,394	81,106,007
Goodwill	106,181,086	106,181,086
Total Assets	$236,272,216	$222,321,234

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$17,610,564	$23,602,547
Contract liabilities	1,865,475	1,625,594
Current portion of long-term debt	2,000,000	1,250,000
Current portion of deferred payment liability	-	636,600
Current portion of convertible debentures	-	7,546,453
Current portion of lease contract liabilities	540,020	578,330
Total current liabilities	22,016,059	35,239,524
Non-current
Long-term debt	8,026,237	21,651,956
Long-term lease contract liabilities	2,113,162	2,308,336
Vendor-take-back loan	5,711,756	5,559,250
Long-term portion of deferred payment liability	539,730	529,124
Deferred tax liability	15,082,200	15,161,987
Total liabilities	$53,489,144	$80,450,177

Shareholders' Equity
Share capital	281,716,168	232,616,997
Contributed surplus	12,872,136	7,494,164
Accumulated other comprehensive income (loss)	(2,274)	45,428
Deficit	(111,802,958)	(98,285,532)
Total shareholders' equity	182,783,072	141,871,057
Total liabilities and shareholders' equity	$236,272,216	$222,321,234

Enthusiast Gaming Holdings Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31, 2021	Three months ended March 31, 2020

Revenue
Revenue	$30,022,335	6,929,572
Gain on player buyout	-	204,764
Total revenue	30,022,335	7,134,336
Cost of sales	24,091,327	3,841,107
Gross margin	5,931,008	3,293,229
Operating expenses
Professional fees	737,496	286,242
Consulting fees	1,310,627	1,207,650
Advertising and promotion	1,042,354	273,886
Office and general	706,945	986,468
Salaries and wages	4,628,275	1,240,484
Technology support, web development and content	1,394,883	934,894
Esports player, team and game expenses	1,528,605	865,109
Foreign exchange gain	(10,133)	(156,517)
Share-based compensation	5,760,036	390,373
Amortization and depreciation	1,635,854	1,297,140
Total operating expenses	18,734,942	7,325,729

Other expenses (income)
Share of loss from investment in associates	78,418	95,829
Interest and accretion	791,314	1,325,261
Change in fair value of investment	(3,984)	174,616
Gain on repayment of long-term debt	(39,502)	-
Interest income	(18,320)	(61,523)
Net loss before income taxes	(13,611,860)	(5,566,683)

Income taxes
Current tax recovery	(14,655)	-
Deferred tax recovery	(79,779)	-
Net loss for the period	(13,517,426)	(5,566,683)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss Foreign currency translation adjustment	(47,702)	202,371
Net loss and comprehensive loss for the period	$(13,565,128)	$(5,364,312)
Net loss and comprehensive loss per share, basic and diluted	$(0.12)	$(0.07)
Weighted average number of common shares outstanding, basic and diluted	111,462,147	72,524,137

Enthusiast Gaming Holdings Inc.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

	Three months ended March 31, 2021	Three months ended March 31, 2020

Cash flows from operating activities
Net loss for the period	$(13,517,426)	$(5,566,683)
Items not affecting cash:
Amortization and depreciation	1,635,854	1,297,140
Share-based compensation	5,760,036	390,373
Interest and accretion	274,083	438,989
Deferred tax recovery	(79,779)	-
Gain on player buyout	-	(204,764)
Foreign exchange gain	(696)	(69,000)
Gain on repayment of long-term debt	(39,502)	-
Capitalized interest and success fee	-	683,595
Shares for services	93,553	46,058
Change in fair value of investment	(3,984)	174,616
Share of loss from investment in associates	78,418	95,829
Changes in working capital
Changes in trade and other receivables	4,300,825	(717,375)
Changes in prepaid expenses	(5,623)	(2,012)
Changes in loans receivable	12,500	-
Changes in accounts payable and accrued liabilities	(6,035,820)	(1,021,719)
Changes in contract liabilities	239,881	(480,454)
Changes in income tax receivable	-	4,762
Net cash used in operating activities	(7,287,680)	(4,930,645)

Cash flows from investing activities
Proceeds from disposal of investment	-	680,000
Proceeds from disposal of intangible assets	-	204,764
Acquisition of property and equipment	(3,398)	(4,871)
Net cash (used in) provided by investing activities	(3,398)	879,893

Cash flows from financing activities
Proceeds from the issuance of shares for the Offering, net of transaction costs	39,862,514	-
Proceeds from long-term debt	944,787	-
Repayment of long-term debt	(13,773,470)	-
Proceeds from exercise of warrants	-	2,160,342
Proceeds from exercise of options	594,836	49,367
Lease payments	(236,614)	(60,252)
Net cash provided by financing activities	27,392,053	2,149,457

Foreign exchange effect on cash	(24,502)	177,776
Net change in cash	20,076,473	(1,723,519)
Cash, beginning of period	4,323,823	13,211,722
Cash, end of period	$24,400,296	$11,488,203